FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of  March, 2003

Commission File Number 001-31335

                               AU Optronics Corp.
                 (Translation of registrant's name into English)

                              No. 1 Li-Hsin Road 2
                          Science-Based Industrial Park
                                 Hsinchu, Taiwan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F X                        Form 40-F
                          ---                                ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
----

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the
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jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes .....                             No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable
--------------

                                INDEX TO EXHIBITS

Item
----

1. Board Resolution to propose distribution of 2002 profits, dated March 6, 2003.

2. Board Resolution to propose capital increase resulting from stock dividends and employee stock bonus, dated March 6, 2003.

3. Board Resolution to issue Preferred Shares through private placement, dated March 6, 2003.

4. Board Resolution to convene the 2003 Annual General Shareholders' Meeting, dated March 6, 2003.

5. Press release entitled "Taiwan's First 26 inch LCD TV Panel Produced by G5 Technology", dated March 5, 2003.
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              AU Optronics Corp.

Date: March 7, 2003                           By: /s/ Max Weishun Cheng
     --------------                               ------------------------------
                                                  Name:  Max Weishun Cheng
                                                  Title: Chief Financial Officer
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                                                                          ITEM 1


                            AU Optronics Corporation
                                  March 6, 2003
                            English Language Summary


Subject: Board Resolution to propose distribution of 2002 profits

Regulation: Published pursuant to Article 2-14 of the Taiwan Stock Exchange's operating procedures for the Publication of Material Information by Listed Companies

Date of events: 2003/03/06

Content:

1.   Date of the board of directors resolution:2003/03/06

2.   Type and monetary amount of dividend distribution:

     A cash dividend of NT$0.50 per share and a stock dividend of NT$ 0.50 per share will be proposed to the common shareholders

3.   Any other matters that need to be specified:

     (1) Proposal for employee's profit sharing of 43,363,200 shares will be distributed in 100% stock at par value.and cash compensation of NT$54,204,017 for the board directors and supervisors

     (2) The amount of employee profit sharing is estimated to be 17.8% of the stock dividend to be distributed to common shareholders and 1.02% of total shares outstanding after capital increase.

     (3) Adjusted EPS will be NT$1.52 to reflect distribution of employee stock bonus and cash compensation for board of directors and supervisors.

                                                                          ITEM 2


                            AU Optronics Corporation
                                  March 6, 2003
                            English Language Summary

Subject: Board Resolution to propose capital increase resulting from stock dividends and employee stock bonus.

Regulation: Published pursuant to Article 2-11 of the Taiwan Stock Exchange's operating procedures for the Publication of Material Information by Listed Companies

Date of events: 2003/03/06

Content:

     1.   Date of the board of directors resolution:2003/03/06

     2.   Source of capital increase funds: FY 2002 profits

     3. Number of shares issued: 244,054,884 shares (including employee stock bonus)

     4.   Par value per share:NT$10

     5.   Total monetary amount of the issue: NT$2,440,548,840

     6.   Issue price: NA

     7.   Number of shares subscribed by or allotted to employees:

          43,363,200 shares

     8.   Number of shares publicly sold: NA

     9. Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: 50 shares for every 1,000 shares held by common shareholders.

     10. Method of handling fractional shares and shares unsubscribed by the deadline: If a portion of the dividend does not amount to one full share, the shareholders concerned may arrange pooling together their fractional shares to form one full share and register the same within 5 days after the record date. Otherwise shareholders will be paid for unregistered fractions of shares in cash based on the fraction of the face value represented, calculations will be rounded down to the nearest one NTD (any amounts under one NTD will be discarded). The remaining shares will be designated for subscription at face value by AUO Employee Welfare Commission.

     11. Rights and obligations of the newly issued shares: Same as those of existing shares

     12. Utilization of the funds from the capital increase: for capacity expansion

     13.  Any other matters that need to be specified: nil

                                                                          ITEM 3


                            AU Optronics Corporation
                                  March 6, 2003
                            English Language Summary


Subject: Board Resolution to issue Preferred Shares through private placement

Regulation: Published pursuant to Article 2-11 of the Taiwan Stock Exchange's operating procedures for the Publication of Material Information by Listed Companies

Date of events: 2003/03/06

Content:

     1.   Date of the board of directors resolution: 2003/03/06

     2. Source of the private placement funds: Counterparties in accordance with Article 43 paragraph 6 of Securities Transaction Law.

     3.   Number of shares privately placed: 200 million preferred shares

     4.   Par value per share: NT$10

     5. Total monetary amount of the private placement: total amount in capital NT$ 2.0 billion

     6. Private placement price: Issue price will be determined with reference to the average market price of AUO common shares traded on Taiwan Stock Exchange for a period of time (less than 30 business days) prior to the closing date. The preferred share will be issued at a premium to par value.

     7.   Number of shares subscribed by employees: nil

     8.   Number of shares subscribed by existing shareholders: to be determined

     9.   Rights and obligations of the new private placement shares:

          (1) Cash dividend yield of the preferred shares will be determined with reference to the
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               prevailing 5-year fixed rates quoted by major banks in Taiwan.
               The cash dividend shall be distributed per annum. The date of distribution will be determined by the Board after the Annual General Shareholders' Meeting approves the financial statements and business reports of the previous year.

          (2) Holders of the preferred shares shall not be entitled to receive cash dividend or stock dividend from distribution of profits or capital reserves.

          (3) Holders of the preferred shares are entitled to receive cumulative cash dividends and have the priority to receive accrued cumulative cash dividends over common shareholders.

          (4) Holders of the preferred shares have priority over holders of the common shares to the assets of AUO available for distribution to stockholders upon liquidation or dissolution of AUO. However, the preemptive rights to the assets shall not exceed the issue value of the shares and accrued undistributed cumulative dividends of the preferred shares.

          (5) Have voting rights similar to that of the holders of common stock.

          (6) Preferred shares shall have a tenor of five years and cannot be converted into common shares of AUO. In principle, the redemption of the preferred shares shall be redeemed in all after five years since its issuance. The holders will have the foregoing rights and AUO's related obligatins would remain the same until the preferred shares are actually redeemed by AUO.

          (7) The capital surplus stemming from the issuance of preferred shares at premium cannot be appropriated for capitalization.

     10. Use of the funds raised in the private placement:for capital expenditure requirements

     11. The record date for share conversion, if conversion, exchange, or subscription rights are attached: NA

     12. Possible dilution of equity, if conversion, exchange, or subscription rights are attached: NA

     13.  Any other matters that need to be specified: nil

                                                                          ITEM 4


                            AU Optronics Corporation
                                  March 6, 2003
                            English Language Summary


Subject: The Board Resolution to convene the 2003 Annual General Shareholders'
         Meeting

Regulation: Published pursuant to Article 2-17 of the Taiwan Stock Exchange's operating procedures for the Publication of Material Information by Listed Companies

Date of events: 2003/03/06

Content:

     1.   Date of the board of directors resolution: 2003/03/06

     2.   Date for convening the shareholders' meeting: 2003/05/29

     3. Location for convening the shareholders' meeting: 2, Hsin-An Road, Science-Based Industrial Park, Hsinchu, Taiwan R.O.C.

     4.   Cause or subjects for convening the meeting:

          (1)  Reports of 2002 business

          (2)  Acknowledgements and Discussions

               (1) Acknowledgements: The 2002 Business Report and Financial Statements

               (2)  Proposal for distribution of 2002 profits

               (3) Proposal of the capitalization of 2002 dividends and employee profit sharing

               (4) Proposal of preferred share issuance through private placement

               (5)  Proposal of revisions to Article of Incorporation

               (6) Proposal of revisions to the Procedures for Acquisition and Disposition of Assets

               (7) Proposal of revisions to the Policies and Procedures for Financial Derivatives Transactions

               (8) Proposal of revisions to the Procedures for Lending Funds to Other Parties

               (9) Proposal of revisions to the Procedures for Providing Endorsement and Guarantee

               (10) Proposal to opt for Tax Benefits for the Rights Issue in
                    2002

     5.   Starting and ending dates of suspension of share transfer:
          2003/03/31~2003/05/29

     6.   Any other matters that need to be specified: NA

                                                                          ITEM 5


AU
optronics                                                           News Release


TAIWAN's FIRST 26" LCD TV PANEL PRODUCED BY G5 TECHNOLOGY


FOR MORE INFORMATION
--------------------

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608

Email: yawenhsiao@auo.com

Hsin Chu, Taiwan, March 5th, 2003 -

     AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO), on February 27th, celebrates its latest accomplishment in TFT-LCD technology with the birth of its very first 26" LCD TV display panel, successfully produced via Taiwan's first Fifth Generation Technology. This panel marks as Taiwan's very first LCD TV display panel produced by Fifth Generation Technology.

     The 26 inch WXGA LCD TV has attractive dimensions of 15:9 and is complete with premium MVA technology wide viewing angle (PMVA) at 85 degrees for all angles, high colour saturation of more than EBU 100% (NTSC 75%), super high brightness of 600 nits, high contrast ratio (600:1) and fast response time
(16ms). Executive VP, Dr. Hui Hsiung added that AUO is pushing forward for larger and larger sized panels for TV application. The 26 inch WXGA is planned for production by latter of this year.

     AUO has concrete its leading position in the TFT-LCD Industry with the
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smooth transition into the latest G5 technology. The company had only exhibited its latest 17" LCD module for TV application at the FPD Expo Taiwan 2003 last month and within just a few weeks time, it has outdone itself with a 26" WXGA LCD TV module. This clearly depicts AUO's confidence and dedication in the future of LCD TV, with a " full speed ahead" mentality, noted by Dr. Hui Hsiung, Executive VP of AUO. For the second quarter of this year, AUO plans to produce its first 30 inch LCD TV panel and plans to pull off with further exhibit a 46 inch LCD TV panel for the third quarter. AUO is working side-by-side with its customers and attracting brand name businesses from Japan and Europe alike.

     President of AU Optronics, Mr. HB Chen reiterates that by utilizing G5 production, for 26 inch LCD TV modules, the company is able to cut up to 6 panels per mother glass (1100mmX1250mm), lowering cost per product and allowing for larger sized applications. " We believe that in the near future, these thin, compact, and light weight LCD TV's will be in everyone's household, improving and enriching the lifestyles of young and old. (Enrich Digital Lifestyles) after all, is our vision "


ABOUT AU OPTRONICS

     AU Optronics Corp., headquartered at Hsinchu, Science-Based Industrial Park, Taiwan, is a world-leading manufacturer of TFT-LCD modules. The company offers a broad range of TFT-LCD products and related services to OEM manufacturers and brand companies.

     Currently AUO operates three 3.5-generation and one fourth-generation TFT-LCD fab. A fifth-generation TFT-LCD fab., currently under trial run and equipment installation, is expected to begin commercial production in the second quarter of 2003. AUO also operates three module assembly facilities, and one R&D fab. specializing in low temperature poly silicon TFT and organic LED.

     In addition to manufacturing and assembly facilities in Taiwan, AUO has global operations in China, Japan, and the United States. The company markets its TFT-LCDs through two business units including Audio Video Displays Applications and Information Displays Applications. The Company had net sales under ROC GAAP of NT$75.5 billion (US$2.15 billion) in 2002.. Website: http://www.auo.com


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